

December 13, 2022

Petros Panagiotidis
Chief Executive Officer
Toro Corp.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus

> **Re: Toro Corp.**
> **Registration Statement on Form 20-F**
> **Filed November 16, 2022**
> **Amendment No. 1 to**
> **Registration Statement on Form 20-F**
> **Filed December 1, 2022**
> **File No. 001-41561**

Dear Petros Panagiotidis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 31, 2022 letter.

Amendment No. 1 to Registration Statement on Form 20-F

Risk Factors
Our Bylaws contain exclusive forum provisions ..., page 29

1. In your response to comment 2 you confirm that in order for Section 2 of Article XI of the Company's Amended and Restated Bylaws to apply, a claim must both arise under the Securities Act or the Exchange Act and not constitute any "Specified Claim", including being any derivative action. As investors may have a right to bring derivative actions under both the Securities Act and the Exchange Act, please revise to make clear the

criteria for claims to qualify for Section 2 of Article XI, and disclose that such "derivative actions" would not qualify for the exclusive forum clause in Section 2 of Article XI that places such exclusive forum in the the United States District Court for the Southern District of New York. Rather, make clear that derivative actions, including those actions arising under the Securities Act or Exchange Act, would be subject to Section 1 of Article XI, with exclusive forum in the High Court of the Republic of the Marshall Islands. Please make similar revisions to your section "Exclusive Forum" on page 83 such that you have consistent disclosure throughout your filing as to the applicability of your provisions to actions arising under the Securities Act or Exchange Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.  Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     Nikolaos Andronikos